Argentex Defines 23.6 Million Ounces Ag Eq. @ 132.4 g/t Ag Eq.
Indicated Mineral Resource Estimate at Pingüino Silver-Gold Project

Vancouver, BC, Canada – January 31, 2013 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce the preliminary results of a National Instrument (“NI”) 43-101 compliant Mineral Resource Estimate (the Report) by Mine Development Associates ("MDA") of Reno, Nevada for the Company’s 100%-owned Pingüino Silver-Gold Project, located in Santa Cruz province, Argentina.

"These results confirm management’s belief that the Pingüino Project contains a significant high-grade silver and gold resource in veins that outcrop at surface,” commented Mike Brown, President and CEO of Argentex. “With close to 84% of the resource falling into the Indicated category, we are accelerating internal engineering studies and completing initial metallurgical studies. Our decision to prepare a new Preliminary Economic Assessment based on this Report will depend upon the outcomes of these studies. Our immediate goal is to determine Pingüino’s economic potential as an open pit mining operation. We are confident that we can continue to add high grade near surface mineral resources as we continue to drill the known vein systems, although this is not an immediate priority.”

Highlights include:

  23.6 million ounces of silver equivalent (84% of the total reported resource) in the Indicated category at a grade of 102.8g/t Ag and 0.59g/t Au
  4.7 million ounces silver equivalent in the Inferred category at a grade of 58.0g/t Ag and 0.74g/t Au
  Only eight of the 36 veins drill tested to date have been used to populate the resource model
  60+ veins remain to be fully tested in vein structures that remain open in all directions
  Mineralisation outcrops at surface, allowing the prospect for an open pit mine operation
  Low elevation and excellent local infrastructure, including extensive road network, sea ports, and new power grid currently under construction proximal to site
  Polymetallic mineralisation provides potential for additional economic upside
Indicated	Grade (g/t)			Ounces
Tonnes	Ag	Au	AgEq.	Ag	Au	AgEq.
5,564,000	102.8	0.59	132.4	18,385,000	106,000	23,685,000

Inferred	Grade (g/t)			Ounces
Tonnes	Ag	Au	AgEq.	Ag	Au	AgEq.
1,531,000	58.0	0.74	95.1	2,854,000	36,400	4,674,000

Ag equivalent grade presented in news release is calculated as Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).

The varying cutoffs used in the resource model are given below:

Cutoff	Indicated
AgEq	Tonnes	AgEq	Ag	Au	Zn	Pb	Ag	Au	Zn	Pb
(g/t)	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000’s oz)	(000’s oz)	(000’s lbs)	(000’s lbs)
Reported	5,564	132.4	102.8	0.59	0.85	0.56	18,385	106.0	104,711	69,208
20.0	10,463	85.9	65.7	0.40	0.85	0.45	22,097	135.6	196,690	103,886
40.0	6,201	125.1	96.6	0.57	1.03	0.57	19,253	113.6	140,242	78,495
60.0	4,042	165.7	129.7	0.72	1.11	0.65	16,854	93.7	98,488	57,995
80.0	2,884	204.5	162.4	0.84	1.12	0.72	15,065	78.0	71,258	45,564
100.0	2,183	241.5	194.5	0.94	1.07	0.75	13,649	66.1	51,651	36,136
150.0	1,239	333.4	275.4	1.16	0.87	0.81	10,969	46.2	23,726	22,038
200.0	804	420.4	354.5	1.32	0.69	0.83	9,163	34.1	12,254	14,698
Cutoff	Inferred
AgEq	Tonnes	AgEq	Ag	Au	Zn	Pb	Ag	Au	Zn	Pb
(g/t)	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000’s oz)	(000’s oz)	(000’s lbs)	(000’s lbs)
Reported	1,531	95.1	58.0	0.74	0.63	0.34	2,854	36.4	21,122	11,554
20.0	4,701	54.7	35.3	0.390	0.75	0.28	5,328	58.9	77,312	29,310
40.0	2,229	84.5	52.8	0.633	1.03	0.37	3,780	45.4	50,392	18,225
60.0	1,253	112.2	68.3	0.879	1.11	0.43	2,750	35.4	30,689	11,964
80.0	788	137.7	82.0	1.114	1.20	0.50	2,079	28.2	20,819	8,696
100.0	514	163.8	94.8	1.380	1.16	0.51	1,566	22.8	13,152	5,727
150.0	226	217.5	126.2	1.823	1.35	0.59	917	13.2	6,710	2,916
200.0	98	276.6	176.7	1.998	1.37	0.61	556	6.3	2,958	1,312

1.	Ag equivalent grade = Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the estimated Mineral Resources will be converted into Mineral Reserves.

All Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the Standards Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005 and updated on November 27, 2010.

3.	Mineral Resources tonnage and contained-metal have been rounded to the nearest thousand and numbers might not add due to rounding.
4.

Two cutoffs are given for reporting the resources: 40g/t AgEq for elevations above 270m, and 100g/t AgEq for elevations below 270m elevation. Average elevation at Pingüino is 400 metres above sea-level.

5.	MDA reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions.
6.	Grades presented are in situ and have been diluted to 3m by 6m by 4m (high) blocks.

Pingüino Exploration Historical Review

Argentex began exploration activities at Pingüino in late 2004. Between 2004 and 2009, the Company completed five phases of exploration, which included 269 diamond drill holes (30,037 meters), 311 trenches, geological mapping, geochemical sampling and geophysical surveys. The exploration data provided sufficient density to interpret the basic structural geology from which a resource estimate was made on nine of the known veins. That phase of work was reported in the National Instrument (“NI”) 43-101 compliant Report “Resource Estimate for the Pingüino Silver, Zinc, Indium, Lead, Gold Occurrence”, dated October 28, 2009 (News Release, October 29, 2009).

Argentex subsequently evaluated the data used in the 2009 resource estimate and undertook scoping-level studies of the mining and processing potential of the property. These evaluations led to the NI 43-101 compliant “Pingüino Property Preliminary Economic Assessment 2011”, dated August 5, 2011, (results reported in News Release, March 22, 2011).

From 2010 to 2012, Argentex completed three additional exploration programs (Phase VI through to VIII), which included 153 diamond drill holes (16,838 metres), 255 reverse circulation drill holes (“RC”) (19,610 metres) and 38,300 meters of trenching, all of which improved the geological interpretation of the vein structures. The Company also initiated metallurgical studies (ALS Ammtec and G&T Metallurgical Services Ltd.) with the goal of identifying preliminary recoveries of the oxide, transition and sulphide zones, and to further assist in understanding the Pingüino vein system. The phase VI – VIII exploration programs were focused on defining and expanding resources in the oxide and transition zones of known vein systems, and to test identified vein structures having the potential to build resources.

The resource model is based on a database of 677 drill holes (66,455 metres), and 744 surface trenches (42,019 metres), all completed between 2004 and 2012 in exploration phases I through VIII. Of the 36 veins drill tested to date only 8 of the most intensely explored veins (Marta Este, Marta Norte, Marta Centro, Marta Noroeste, Marta Sur, Ivonne, Marta Oeste and Tranquilo) were selected to be included in the resource model. These eight veins were focused on in recent drill programs to define near surface high grade silver and gold oxide material. This is a first step towards defining an open pit minable resource as part of a future Preliminary Economic Assessment (PEA).

The Company believes there is significant scope for increasing the mineral resource reported at Pingüino. Six other veins were evaluated for potential resources but will require additional drilling before they qualify. Total metal silver-equivalent ounces could range from four to eight million equivalent ounces, with silver grades ranging from 70 to 90 grams per tonne and gold grades ranging from one to two grams per tonne. This range of potential quantity and grade is based on the mapped strike length of the veins and the existing, albeit relatively sparse, drill and trench sample assays. The potential quantity and grade are conceptual in nature, as there is insufficient work to define a mineral resource, and it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The remainder of the tested (and untested) veins will also require additional exploration and drilling before their resources can be estimated.

A best-practices and increasingly stringent protocol for the collection, preparation and submission of rock samples for analysis was followed throughout the phases of exploration at Pingüino. All samples were analyzed by Acme Analytical Laboratories (“Acme Labs”) except for the 2006 drilling of Phase 2 which were sent to Alex Stewart (Assayers), Argentina, S.A. The current analytical protocol, which was largely instituted in 2007 for the Phase V drilling, and which constitutes the bulk of the assay data that contributed to the resource model, begins with all field samples being submitted to Acme Labs’ preparation laboratory in Mendoza, Argentina. From there, the sample pulps were sent to its laboratory in Vancouver for multi-element ICP-MS analysis (1DX procedure). Samples overlimit in silver, lead, zinc or copper were rerun by a high-detection limit ICP-ES procedure (Acme Labs code 7AR). Samples overlimit in silver from that procedure and, more recently, all gold assays >300 ppb were rerun by fire assay (G6 procedure). Acme Labs is an accredited ISO 9000:2001 full-service commercial laboratory with its head office in Vancouver. Quality control was maintained by submitting field blanks and duplicates and by reviewing laboratory results of its own replicates, duplicates and analytical standards. The full QA/QC program was further evaluated by J.David Williams, P.Eng. and reviewed by MDA.

About Pingüino

Argentex's 10,000-hectare advanced silver and gold exploration Pingüino project is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

The Pingüino system has grown to 70+ individual veins, with a combined strike length approaching ~113 line-kilometers. The Pingüino project is unique within the Deseado Massif region of Santa Cruz province in that it contains two different and spatially distinct types of mineralization, one precious metal and the other sulphide-rich polymetallic. The Company continues to evaluate the geological model of sulphide-enriched potentially mineralized intrusives at depth, forming the probable source for the polymetallic veins exposed on surface.

Pingüino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property.

The mineral resource estimate was prepared by Steven Ristorcelli, C. P. G., Principal Geologist at Mine Development Associates in Reno, Nevada in accordance with NI 43-101, and he is an independent "Qualified Person" as defined by NI 43-101. Mr. S. Ristorcelli has approved the details of the resource estimate as contained herewith.

All other content of this press release has been reviewed and approved by Mr. J. David Williams, P. Eng., and he is an independent "Qualified Person" as defined by NI 43-101.

The Company expects a complete copy of the Report will be filed on SEDAR within 45 days of this press release.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Peter A. Ball
EVP Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements.

Forward-looking statements in this news release include those concerning management’s belief that the Pingüino project contains a significant high-grade silver and gold resource, its confidence that it can continue to add high grade near surface mineral resources as it continues to drill the known vein systems, its view that polymetallic mineralization provides potential for additional economic upside, and its belief that there is significant scope for increasing the resource with additional drilling on other veins, with total metal silver-equivalent ounces that could range from four to eight million equivalent ounces, with silver grades ranging from 70 to 90 grams per tonne and gold grades ranging from one to two grams per tonne.

Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.